UNITED STATES OF AMERICA

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13A-16 OR 15D-16

OF THE SECURITIES AND EXCHANGE ACT OF 1934

Includes SQM’s earnings release for the first nine months of 2012.

SOCIEDAD QUIMICA Y MINERA DE CHILE S.A.

(Exact name of registrant as specified in its charter)

CHEMICAL AND MINING COMPANY OF CHILE INC.

(Translation of registrant's name into English)

El Trovador 4285, Santiago, Chile (562) 425-2000

(Address and phone number of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82________

For Immediate Release

SQM REPORTS EARNINGS FOR THE FIRST NINE MONTHS OF 2012

Highlights

•	SQM generated net income for the first nine months of 2012 of US$507.4 million, an increase of 31.2% over the first nine months of 2011.

•	Earnings per ADR totaled US$1.93 for the first nine months of 2012, compared to US$1.47 for the same period of 2011.

•	Revenues were 13.8% higher for the first nine months of 2012 than they were for the first nine months of 2011.

Santiago, Chile, November 20, 2012 – Sociedad Química y Minera de Chile S.A (SQM) (NYSE: SQM; Santiago Stock Exchange: SQM-B, SQM-A) reported today earnings for the first nine months of 2012 of US$507.4 million (US$1.93 per ADR), an increase of 31.2% with respect to the same period of 2011, when earnings totaled US$386.9 million (US$1.47 per ADR). Gross margin reached US$794.3 million (43.4% of revenues), 24.3% higher than the US$638.9 million (39.8% of revenues) recorded during the first nine months of 2011. Revenues totaled US$1,828.2 million for the first nine months, representing an increase of 13.8% over the US$1,606.4 reported in the same period of 2011.

The Company also reported quarterly net income of US$165.2 million (US$0.63 per ADR) compared with the 2011 figure of US$143.2 million (US$0.54 per ADR). Third quarter gross margin for 2012 reached US$262.3 million, 8.5% higher than the US$241.7 million recorded for the same period of 2011. Revenues for this quarter totaled US$615.3 million, an increase of approximately 7.1% with respect to the third quarter of 2011, when revenues amounted to US$574.7 million.

Patricio Contesse, SQM’s Chief Executive Officer, stated, “Following the strong results posted in the first half of 2012, we are pleased to announce our financial results achieved during the third quarter. Margins have been driven primarily by increased prices in iodine and by increased sales volumes in the potassium, lithium, and industrial chemical business lines.”

Mr. Contesse continued, “These strong results though, pose a new set of challenges for the next months.  On one hand, potash price environment has been relatively unstable in the past weeks and difficult to predict for the near future.  On the other hand, European economy slowdown is starting to show some effect in volumes across all our business lines.  However, our unique commercial flexibility and operational synergies will allow us to continue maintaining our competitive advantage and to react and benefit to changing market needs.”

Segment Analysis

Specialty Plant Nutrition (SPN)

For the first nine months of 2012, revenues from the SPN business line reached US$515.9 million, lower than the US$547.1 million recorded for the same period of 2011.

Third quarter revenues reached US$162.0 million, a decrease of 11.6% over the US$183.2 recorded in the third quarter of 2011.

The SPN market saw increased supply during the first nine months of 2012 a relevant competitor returned to normal production levels. We see potential opportunities in both the Latin American and Asian markets in the potassium nitrate market, and in Europe, modern farming techniques such as fertigation continue growing. Overall, during the first nine months of 2012, sales volumes from SQM decreased about 9% during the first nine months of 2012 when compared to the first nine months of 2011.

Prices slightly increased during the first nine months of 2012, when compared to the average prices for the same period of 2011.

SPN gross margin for the first nine months of 2012 contributed approximately 22% to SQM´s consolidated gross margin.

Iodine and derivatives

Revenues from the sales of iodine and derivatives during the first nine months of 2012 climbed to US$449.1 million, an increase of 36.7% over the US$328.4 million generated during the first nine months of 2011.

Iodine and derivatives revenues for the third quarter of 2012 amounted to US$148.2 million, an increase of 26.3% compared to the US$117.3 million achieved during the third quarter of 2011.

SQM continues to be a world leader in the iodine market, and we expect total market demand to remain strong in 2012. As seen in recent quarters, demand growth is being led by x-ray contrast media and pharmaceutical applications.

These special market conditions have motivated prices increases throughout the past months. Prices during the third quarter of 2012 increased more than a 25% over the third quarter of 2011. This has created many opportunities for SQM, and for this same reason, SQM will maintain efforts to assure that world needs of iodine are met in the future.

Gross margin for the iodine and derivatives segment contributed approximately 36% to SQM’s consolidated gross margin for the first nine months of 2012.

Lithium and Derivatives

Revenues for lithium and derivatives reached US$164.9 million during the first nine months of 2012, an increase of 24.8% compared to the US$132.2 million reached during the first nine months of 2011.

Third quarter 2012 lithium revenues reached US$51.4 million, an increase of 12.2% with respect to the revenues reported during the third quarter of 2011, US$45.8 million.

Demand growth continues to be led by the battery market, along with important growth in uses related to glass and grease. We believe that lithium market is positioned to grow in the short and long term resulting from the development of new technologies related to energy storage. Volumes increased over 14% in the third quarter when compared to the third quarter of 2011.

Increased demand has impacted market prices, which have increased over 10% in the first nine months of 2012 when compared to the first nine months in 2011.

Gross margin for the lithium and derivatives segment accounted for approximately 10% of SQM’s consolidated gross margin for the first nine months of 2012.

Potassium Chloride & Potassium Sulfate (MOP & SOP)

Potassium Chloride and Potassium Sulfate generated revenues of US$456.6 million for the first nine months of 2012, an increase of 7.2% over the first nine months of 2011, when revenues reached US$426.0 million.

Revenues for MOP & SOP fell about 14% during the third quarter of this year reaching US$131.3 million, compared to the US$152.7 posted in the same period of 2011.

Demand in South American markets remains stronger than markets such as India and China, where recent developments show that demand has been weakening. As a result of expansions, SQM volumes continue to grow, and in the first nine months of 2012 we saw over 5% increase in volumes when compared to the same period last year. We expect that overall volumes will be higher in 2012 than in 2011.

In recent months we have seen prices begin to fall in some potash markets. However, for SQM, the average price for the first nine months of 2012 compared to the first nine months of 2011 has remained stable.

Gross margin for potassium chloride and potassium sulfate accounted for approximately 24% of SQM’s consolidated gross margin for the first nine months of 2012.

Industrial Chemicals

Industrial Chemicals revenues for the first nine months of 2012 reached US$169.3 million, 49.4% higher than the US$113.4 million recorded for the same period of 2011.

Revenues for the third quarter totaled US$ 85.6, an increase of 88.6% with respect to the third quarter 2011 figure of US $45.4 million.

As expected, volumes increased significantly during the third quarter, resulting from increased sales of solar salts, products used for alternative energy sources. Industrial chemical demand for traditional applications such as explosives, detergents and glass, among others, has remained stable during the third quarter and throughout the first nine months of this year. We expect trends for sales of solar salts and traditional industrial chemicals to continue throughout the fourth quarter of 2012. Furthermore, we will likely see significant volume decreases in solar salts during 2013, as projects are delayed. These volume decreases should be temporary, and we remain confident in the long-term potential of the solar salt business.

Gross margin for the industrial chemical segment accounted for approximately 8% of SQM’s consolidated gross margin for the first nine months of 2011.

Other commodity Fertilizers

Revenues from sales of other commodity fertilizers and other income reached US$72.5 million in the first nine months of the year, compared to US $59.4 million for the same period of 2011.

Administrative Expenses

Administrative expenses amounted to US$74.3 million (4.1% of revenues) for the first nine months of 2012, versus the US$66.7 million (4.2% of revenues) accounted during the first nine months of 2011.

Net Financial Expenses

Net financial expenses for the first nine months of 2012 totaled US$21.3 compared to the US$12.9 million recorded during the same period of 2011.

Notes:

1) Gross margin corresponds to consolidated revenues less total costs, including depreciation and amortization and excluding sales and administration expenses.

A significant portion of SQM’s costs of goods sold are costs related to common productive processes (mining. crushing. leaching. etc.) which are distributed among the different final products. To estimate gross margins by business lines in both periods covered by this report, the Company employed similar criteria on the allocation of common costs to the different business areas. This gross margin distribution should be used only as a general and approximated reference of the margins by business line.

About SQM

SQM is an integrated producer and distributor of specialty plant nutrients, iodine, lithium, potassium-related fertilizers and industrial chemicals. Its products are based on the development of high quality natural resources that allow the Company to be a leader in costs, supported by a specialized international network with sales in over 100 countries. SQM’s development strategy aims to maintain and strengthen the Company’s position in each of its businesses.

The leadership strategy is based on the Company’s competitive advantages and on the sustainable growth of the different markets in which it participates. SQM’s main competitive advantages in its different businesses include:

•	Low production costs based on vast and high quality natural resources;
•	Know-how and its own technological developments in its various production processes;
•	Logistics infrastructure and high production levels that allow SQM to have low distribution costs;
•	High market share in all its core products;
•	International sales network with offices in more than 20 countries and sales in over 100 countries;
•	Synergies from the production of multiple products that are obtained from the same two natural resources;
•	Continuous new product development according to the specific needs of its different customers;
•	Conservative and solid financial position.

For further information contact:

Kelly O’Brien. 56-2-4252074 / kelly.obrien@sqm.com

Constanza Schulz 56-2-4252058 / constanza.schulz@sqm.com

Mark Fones. 56-2-4252271 / mark.fones@sqm.com

For media inquiries, contact: Rosalia Vera / rvera@imaginaccion.cl

Statements in this press release concerning the Company’s business outlook, future economic performances, anticipated profitability, revenues, expenses, or other financial items, anticipated cost synergies and product or service line growth, together with other statements that are not historical facts, are “forward-looking statements” as that term in defined under Federal Securities Laws.

Forward-looking statements

Any forward-looking statements are estimates that reflect the best judgment of SQM management based on currently available information and involve a number of risks, uncertainties and other factors that could cause actual results to differ materially from those stated in such statements. Risks, uncertainties, and factors that could affect the accuracy of such forward-looking statements should be considered in light of those factors.

Income Statement
(US$ Millions)	For the 3rd Quarter		For the 9-month period ended september 30
	2012	2011	2012	2011

Revenues	615.3	574.7	1,828.2	1,606.4

Specialty Plant Nutrition*	162.0	183.2	515.9	547.1
Iodine and Iodine Derivatives	148.2	117.3	449.1	328.4
Lithium and Lithium Derivatives	51.4	45.8	164.9	132.2
Industrial Chemicals	85.6	45.4	169.3	113.4
Potassium Chloride & Potassium Sulfate	131.3	152.7	456.6	426.0
Other Income	36.7	30.2	72.5	59.4

Cost of Goods Sold	(301.2)	(282.4)	(888.0)	(828.3)
Depreciation and Amortization	(51.7)	(50.6)	(146.0)	(139.2)

Gross Margin	262.3	241.7	794.3	638.9

Administrative Expenses	(26.0)	(23.6)	(74.3)	(66.7)
Financial Expenses	(15.1)	(7.7)	(41.5)	(30.3)
Financial Income	7.5	5.9	20.2	17.4
Exchange Difference	(2.4)	(11.8)	(17.7)	(19.0)
Other	(1.3)	(8.4)	6.0	(15.1)

Income Before Taxes	225.0	196.1	686.9	525.1

Income Tax	(57.6)	(49.3)	(173.9)	(132.7)

Net Income before minority interest	167.4	146.8	513.0	392.4

Minority Interest	(2.2)	(3.6)	(5.6)	(5.6)

Net Income	165.2	143.2	507.4	386.9
Net Income per Share (US$)	0.63	0.54	1.93	1.47

*Includes other specialty fertilizers

Balance Sheet

(US$ Millions)	As of Sept 30	As of Dec. 31
	2012	2011

Total Current Assets	2,411.9	1,956.4
Cash and cash equivalents	364.3	445.0
Other current financial assets	515.5	169.3
Accounts receivable (1)	637.9	529.2
Inventory	839.9	744.4
Others	54.4	68.6

Total Non-current Assets	2,086.7	1,915.2
Other non-current financial assets	52.1	30.5
Investments in related companies	73.5	60.7
Property. plant and equipment	1,897.1	1,755.0
Other Non-current Assets	64.0	68.9

Total Assets	4,498.6	3,871.6

Total Current Liabilities	573.7	629.3
Short-term debt	184.3	161.0
Others	389.4	468.3

Total Long-Term Liabilities	1,554.4	1,377.9
Long-term debt	1,402.1	1,237.0
Others	152.2	140.9

Shareholders' Equity before Minority Interest	2,315.1	1,812.8

Minority Interest	55.5	51.5

Total Shareholders' Equity	2,370.6	1,864.4

Total Liabilities & Shareholders' Equity	4,498.6	3,871.6

Liquidity (2)	4.2	3.1

(1) Accounts receivable + accounts receivable from related co.
(2) Current assets / current liabilities

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SOCIEDAD QUIMICA Y MINERA DE CHILE S.A.

Conf: /s/ Ricardo Ramos

Ricardo Ramos

Chief Financial Officer & Business Development SVP

Date: November 20, 2012